
SEC MAIL
PROCESSING
RECEIVED
MAR 02 2007
SECTION
WASH, D.C.
190


07005672

SECU[illegible] SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST NATIONAL INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 South Reed Rd.
(No. and Street)

Kokomo (City) IN (State) 46902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IRENE ROLLAND (765) 236-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek & Company LLC
(Name – *if individual, state last, first, middle name*)

3815 River Crossing Parkway STE 300 (Address) Indianapolis (City) IN (State) 46240 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2007
E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/5

SEC-HQ

OATH OR AFFIRMATION

I, Amy L. Karns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First National Investments, as of 12/31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary Treasurer
Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST NATIONAL INVESTMENTS, INC.
Kokomo, Indiana

FINANCIAL STATEMENTS
December 31, 2006

CONTENTS



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
First National Investments, Inc.
Kokomo, Indiana

We have audited the accompanying statement of financial condition of First National Investments, Inc. as of December 31, 2006 and the related statement of income, changes in shareholder's equity and cash flows for the year then ended, that you are filing pursuant Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First National Investments, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Indianapolis, Indiana
February 27, 2007

FIRST NATIONAL INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS	
Cash and cash equivalents	$ 261,139
Money market deposits with clearing broker	551,162
Cash and securities segregated under federal and other regulations	25,000
Other assets	2,780
	$ 840,081
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 56,725
Shareholder's equity	
Common stock, $1 par value; 1,000 shares authorized and outstanding	1,000
Additional paid-in capital	302,977
Retained earnings	479,379
	783,356
	$ 840,081

See accompanying notes.

FIRST NATIONAL INVESTMENTS, INC.
STATEMENT OF INCOME
Year ended December 31, 2006

Revenues	
Commissions	$ 568,110
Interest	83,770
	651,880
Expenses	
Compensation and related expenses	340,480
Clearing fees and exchange charges	101,269
Professional fees and licenses	12,840
Other operating expenses	28,831
	483,420
Net income	$ 168,460

See accompanying notes.

FIRST NATIONAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
Year ended December 31, 2006

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2006	$ 1,000	$ 302,977	$ 810,919	$ 1,114,896
Dividends	-	-	(500,000)	(500,000)
2006 net income	-	-	168,460	168,460
Balance, December 31, 2006	$ 1,000	$ 302,977	$ 479,379	$ 783,356

See accompanying notes.

FIRST NATIONAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2006

Cash flows from operating activities	
Net income	$ 168,460
Adjustments to reconcile net income to net cash from operating activities	
Change in other assets	2,313
Change in accounts payable and accrued expenses	12,271
Change in cash and securities segregated under federal and other regulations	457,469
Net cash from operating activities	650,513
Cash flows from financing activities	
Dividends paid	(500,000)
Net cash from financing activities	(500,000)
Net change in cash and cash equivalents	140,513
Cash and cash equivalents at beginning of period	120,626
Cash and cash equivalents at end of period	$ 261,139

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: First National Investments, Inc. (Company) is a wholly-owned subsidiary of First National Bank & Trust Company (FNBT), a wholly-owned subsidiary of Hasten Bancshares, an Indiana bank holding company. The Company is a registered securities broker/dealer. The Company has one primary location in Kokomo, Indiana, but serves customers throughout central Indiana by virtue of its association with FNBT. It operates as an introducing broker using the services of another broker, Raymond James and Associates, Inc., for clearing investment transactions. The primary source of revenue is commission income received from securities transactions. The Company offers stocks, bonds, mutual funds, annuities and other investment products.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Income Recognition: Securities transactions and the related commission revenues and expenses are recorded on trade date.

Income Taxes: Hasten Bancshares, the owner of FNBT files using S Corporation status under the Internal Revenue code and similar state income tax regulations. Under these statutes, shareholders reflect the Company's taxable income or loss on their tax returns and no tax benefit or expense is recorded by the Company.

Statement of Cash Flows: Due from bank accounts and the Company's money market investment accounts are considered to be cash equivalents.

Fully-Disclosed Clearing Agreement: The Company has entered into a fully-disclosed clearing agreement with Raymond James, wherein customer accounts are cleared and carried by Raymond James. The clearing agreement requires the Company to maintain a minimum balance on deposit with Raymond James. At December 31, 2006, $25,000 was on deposit to fulfill this requirement. The clearing agreement is dated October 21, 2002, but is subject to further renewal or termination at the election of the parties. The clearing agreement provides certain indemnification of Raymond James, including any violation of federal securities law, which is caused by an employee of the Company. The Company does not anticipate any losses or obligations to be incurred for this indemnity. Accordingly, no provision for loss is made in these financial statements. The Company is unable to reasonably estimate maximum exposure to loss related to this indemnity.

(Continued)

NOTE 2 - RELATED PARTY TRANSACTIONS

FNBT provides various managerial and accounting services to the Company without charge and the Company is not charged rent for its primary office location in a building owned by FNBT.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $37,500 or 6 2/3% of "aggregate indebtedness", whichever is greater at December 31, 2006 as these terms are defined. As of December 31, 2006, the net capital required was $37,500.

Net capital and aggregate indebtedness change from day-to-day, but at December 31, 2006, the Company had excess net capital of $540,334. Compliance with the net capital rule can have the effect of restricting the payment of cash dividends.

(Continued)

SUPPLEMENTARY INFORMATION

FIRST NATIONAL INVESTMENTS, INC.
SCHEDULES OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2006

Total shareholder's equity	$ 783,356
Deductions and/or charges	
Other nonallowable assets	227,549
Net capital before haircuts on securities	555,807
Haircuts on securities	
Mutual fund investment	10,998
Other deductions	4,477
Net capital	$ 540,332
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 56,725
Total aggregate indebtedness	$ 56,725
Percentage of net capital to aggregate indebtedness	952.6%
Computation of basic net capital requirement	
Minimum net capital required	$ 37,500
Net capital	540,332
Excess net capital	$ 502,832

FIRST NATIONAL INVESTMENTS, INC.
RECONCILIATION OF AUDITED COMPUTATION OF
NET CAPITAL WITH THE CORRESPONDING UNAUDITED COMPUTATION
December 31, 2006

Net capital, as reported in Part II of the Company's (Unaudited) FOCUS report	$ 763,971
Net capital per audit	540,332
Difference due to non-allowable deposits with related party	$ 223,639

FIRST NATIONAL INVESTMENTS, INC.
SCHEDULES OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2006

The Company is exempt under paragraph (k)(2)(ii) of Rule 15c3-3 from computing the Reserve Requirements under Rule 15c3-3 and from including Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Company is an introducing broker and promptly transmits all customer funds and securities to the clearing broker who carries the accounts of such customers.

The information on this schedule is in agreement in all material respects with that reported by the Company on the unaudited FOCUS Report, Part II, as of December 31, 2006.



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
First National Investments, Inc.
Kokomo, Indiana

In planning and performing our audit of the financial statements and supplemental schedules of First National Investments, Inc. (the "Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by First National Investments, Inc. including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. As noted in the reconciliation of audited computation of net capital with the corresponding unaudited computation, management's calculation did not include deposits with related parties as a nonallowable asset deduction. Because the Company does not carry accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to

permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Crowe Chizek and Company LLC

Indianapolis, Indiana
February 27, 2007

END